August 28, 2006



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attn.: Yolanda Crittendon, Staff Accountant
       Cicely LaMothe, Accounting Branch Chief

Re:    Empire Global Corp. (the "Company") - File No. 000-50045
       Letter dated June 27, 2006
       Form 10-KSB/A for Fiscal Year Ended December 31, 2005
       Filed May 16, 2006
       Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006
       Filed May 26, 2006
       Form 8-K
       Filed November 3, 2005


Dear Ms. Crittendon and Ms. LaMothe:

Please accept the following statements and exhibits as our response to your follow up comments dated August 25, 2006 regarding our recent submissions as stated in the above-captioned subject:

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for any assistance that you may be able to offer us in understanding and clarifying our disclosure requirements.

Yours very truly,




s/s Ken Chu
Ken Chu, Chairman and CEO

Cc.: 	Eugene Aceti, SF Partnership, LLP
	Richard Anslow, Esq,

Form 10-KSB

Consolidated Statements of Stockholders Deficit, page F-4

1. We have considered your responses comment 1 and 4. If you have retroactively restated the opening balances to reflect the recapitalization and stock splits as represented in your response, it is unclear what adjustments for the reverse stock split and recapitalization represent in the fiscal year 2005 Statement of Stockholders' Deficit. Please advise.


Response:

With regard to the merger of 501 Canada Inc. (the Canadian private operating company) with Empire Global Corp.'s wholly owned Canadian subsidiary Empire Global Acquisition Corp., we have reflected 501 Canada Inc. as the survivor corporation's stockholders' deficit in the "Consolidated Statements of Stockholders' Deficit" as required under SFAS 141.

We refer to the exhibits listed below to show the adjustments of reverse stock split and recapitalization in the stockholders' deficit in the fiscal year 2005.

(Please proceed to the follow page for chart)

Note 9 - Notes Receivable, page F-12

2. We note your response to comment 3. Please advise us supplementally and clarify in future filings what factors you consider in assessing the collectibility of this note given no payments or interest are due until maturity.


Response:

We review the outstanding note receivable (Note) on a periodic basis to evaluate the probability of collecting on the note by reviewing the financial condition of its debtors and the underlying security of the Note, which represent shares of common stock of Armistice Resources Corp. (collateral).

We will consider the Note impaired when, based on current information and events, it is probable that we are unable to collect all amounts due according to the contractual terms of the Note agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of the Note will be collected as scheduled in the Note agreement. If we conclude that we will be unable to collect all amounts due on the Note, we will record an impairment charge based on the present value of expected future cash flows, discounted at the Note's effective interest rate.

The Company evaluates and considers the following factors as well as any other relevant factors in assessing the collectibility of the Note:

  - Term of the Note,
  - Creditworthiness of purchaser principals,
  - The death or disappearance of the debtors,
  - Marketability of the underlying security or collateral,
  - Current economic trends of the industry for the underlying security or collateral
  - Legal proceedings in process or pending,
  - Assignment to collection agencies, or other creditors
  - Past due or defaulted payments,
  - Disputed matters; or other evidence or reasons

GAAP requires business entities to report receivables at net realizable value. Net realizable value represents the amount the entity expects to collect, and it is equal to the face amount of the receivables less an amount that is estimated to be uncollectible. Thus, the analysis of the collectibility of the Note may result in our having to recognize a loss under SFAS 5, "Accounting for Contingencies", before and/or after restructuring the Note. Our loss allowance methodology generally will:

  - Include a detailed analysis of the Note, performed on a regular basis;
  - Consider all known relevant internal and external factors that may affect Note collectibility;
  - Be applied consistently but, when appropriate, be modified for new factors affecting collectibility;
  - Consider the specific risks inherent in maintaining the Note;
  - Consider current collateral values (less costs to sell);
  - Require that analyses, estimates, reviews and other loan loss allowance methodology functions be performed by competent and well-trained personnel;
  - Be based on well documented current and reliable data; and
  - Include a systematic and logical method to consolidate the loss estimates and ensure the loss allowance balance is recorded in accordance with GAAP.

In our future filings we will amend our reporting of the collectibility of the Note Receivable to read as follows:

We have a note receivable plus accrued interest from Blazing Holdings inc. in the aggregate amount of $3 million and accrued interest in the amount of $202,000. Pursuant to its current agreement with us, the note receivable is due June 17, 2010, with a balloon payment of principal and interest at maturity. We believe that the total receivable amount will be realized in accordance with the terms of the note.

We are required to estimate the collectibility of our note receivable. A considerable amount of judgment is required in assessing the realization of this receivable, including the financial condition of its debtors and the underlying security of the Note, which is shares of common stock of Armistice Resources Corp. (collateral). We evaluate the specific factors that affect the collectibility of the Note on a regular basis. The Company will consider the
Note impaired when, based on current information and events, it is probable that we be unable to collect all amounts due according to the contractual terms of the Note agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of the Note will be collected as scheduled in the Note agreement. If the Company concludes that it will be unable to collect all amounts due on the Note, the Company will record an impairment charge based on the present value of expected future cash flows, discounted at the Note's effective interest rate.

Under the current conditions, the assessment of collectibility is particularly critical in determining whether revenues should be recognized. As part of the revenue recognition process, we determine whether the Note is reasonably assured of collection based on various factors, including our ability to reclaim the collateral and whether there has been deterioration in the credit quality of the underlying colateral that could result in our inability to collect or sell the underlying asset. In situations where we have the ability to sell the collateral, revenue is recognized to the extent of the value we could reasonably expect to realize from the sale.

In circumstances where the Company is aware of Blazing Holdings inability to meet its financial obligation, a specific reserve will be recorded to reduce the receivable to the amount the Company believes will be collected. Material changes in the allowance for doubtful collection may occur if the results of management's evaluation change or if a different method is used to estimate the possible loss.


Form 10-QSB for the quarter ending March 31, 2006

Item 3 - Controls and Procedures, page 22

3. We have read and considered your response to comment six. Explain to us why the evaluation of the effectiveness of the design and operations of the Company's disclosure controls and procedures were performed within 90 days as oppose to as of the end of the period as required by Item 307 of Regulation S-B, which was amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Advise us if you plan to revise your disclosures in future filings.


Response:

The Company refers to Item 307 of Regulation S-B as amended by Release
No. 33-8238 whereby the Company is required to maintain disclosure controls and procedures designed to ensure that information of which it is required to disclose in the reports it files is recorded, processed and summarized within the time periods prescribed by the Commission's rules. The Company will amend its quarterly report on Form 10-QSB for the period ending March 30, 2006, its' quarterly report on Form 10-QSB for the period ending June 30, 2006 and revise our disclosures in future filings to read as follows:

Empire Global Corp. under the supervision and with the participation of its management, including our principal executive officer, and the principal financial officer, evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the principal executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures are effective in making known to them on a timely basis, material information relating to the Company and the Company's consolidated subsidiaries required to be disclosed in the Company's reports filed or submitted under the Exchange Act.

Disclosure controls and procedures are designed with an objective of ensuring that information required to be disclosed in our periodic reports filed with the Securities and Exchange Commission, such as this Quarterly Report on Form 10-QSB, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our controls and procedures also require that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. No evaluation of controls and procedures can provide absolute assurance that all the control issues within a company have been detected. Also, projections of any evaluation of the disclosure controls and procedures to future periods are subject to the risk that the disclosure controls and procedures may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

It is the conclusion of our principal executive officer and principal financial officer that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and there have been no changes in our internal controls over financial reporting during our most recent fiscal period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.